SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tyler Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

902252105

(CUSIP Number)

Larry D. Leinweber

840 West Long Lake Road

Troy, Michigan 48098

248-269-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902252105

1	Name of Reporting Person: Larry D. Leinweber

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only:

4	Source of Funds: OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 1,933,689

	9	Sole Dispositive Power: 1,486,437

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,933,689

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 5.4% (See Item 5 herein)

14	Type of Reporting Person: IN

END OF COVER PAGE

This Schedule 13D is being filed on behalf of Larry D. Leinweber, an individual (the “Reporting Person”).  The securities reported in this Schedule 13D include the holdings of The Larry D. Leinweber Trust, The Leinweber Trust FBO David L. Leinweber, The Leinweber Trust FBO Ashley H. Leinweber, the Trust For the Benefit of Ashley H. Leinweber, the Trust For the Benefit of Danica L. Treadwell, the Trust For the Benefit of David L. Leinweber and the Trust For the Benefit of Eric L. Leinweber (the “Trusts”).  The Trusts directly own the securities to which this Schedule 13D relates.  Due to the nature of the transactions reported herein, the Trusts, the Reporting Person and the Reporting Person’s spouse, Claudia V. Babiarz, as trustee of certain of the Trusts, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Reporting Person may be deemed to beneficially own the securities held by the Trusts. This Schedule 13D shall not be deemed as an admission of the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or of the Reporting Person’s beneficial ownership of the reported securities.  Each of the Reporting Person, the Trusts and Ms. Babiarz disclaims beneficial ownership of the reported securities, other than those directly owned by each of them.

Item 1.   Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, par value $0.01 per share (the “Common Stock”), of Tyler Technologies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 5101 Tennyson Parkway, Plano, Texas 75024.

Item 2.   Identity and Background.

(a)           This statement is being filed on behalf of Larry D. Leinweber.

(b)           The principal business address for the Reporting Person is 840 West Long Lake Road, Troy, Michigan 48098.

(c)           Mr. Leinweber is a private investor and a director of the Issuer.  Prior to the transactions described herein, Mr. Leinweber was the Chief Executive Officer of NWS (as defined below).

(d)-(e)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

On November 16, 2015, the Issuer acquired New World Systems Corporation, a Michigan corporation (“NWS”).  Pursuant to the Merger Agreement related thereto (the “Merger Agreement”), NWS was merged with and into Brinston Acquisition, LLC, a Delaware limited liability company wholly owned by the Issuer (the “Acquisition”), and each issued and outstanding share of NWS converted into the right to receive, and became exchangeable for, consideration paid in the form of cash and shares of Common Stock.  In connection with the Acquisition, the Trusts received an aggregate cash payment of approximately $318.7 million as well as 1,933,689 shares of the Issuer’s Common Stock.  The consideration includes 96,688 shares of Common Stock and approximately $15.9 million in cash held in escrow to cover potential closing date working capital adjustments and indemnification claims under the Merger Agreement, which shares and cash will be released from escrow on May 16, 2017 if not earlier released to the Issuer under the terms of the related escrow agreement.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2015 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

The Trusts were previously stockholders of NWS and received the shares of Common Stock as consideration from the Issuer pursuant to the terms of the above described Merger Agreement in connection with the Acquisition.  As described above, an aggregate of 96,688 shares of the Common Stock owned by the Trusts are currently held in escrow.  If not earlier released to the Issuer in connection with a closing date working capital adjustment or an indemnification claim, such shares of Common Stock will be released from escrow on May 16, 2017.

Pursuant to the terms of the Lock-up Agreement dated as of November 16, 2015 among the Issuer, the Reporting Person and the Trusts (the “Lock-up Agreement”), neither the Reporting Person nor any of the Trusts may sell, transfer or otherwise dispose of (a) any of their shares of Common Stock reported hereby until November 16, 2016 and (b) 50% of their shares of Common Stock reported hereby until November 16, 2017, in each case, without the prior written consent of the Issuer, except in the case of a charitable contribution or a transfer to (i) an immediate family member of the Reporting Person, (ii) by will or intestate or (iii) to any trust or other entity for estate planning purposes for the benefit of the Reporting Person or his immediate family.  The foregoing summary of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Pursuant to the terms of the Voting and Standstill Agreement dated November 16, 2015 among the Issuer, the Reporting Person and the Trusts (the “Voting Agreement”), the Issuer’s Board of Directors was increased from seven to eight members and the Issuer’s Board of Directors elected the Reporting Person to fill the vacancy created thereby.  So long as the Reporting Person and the Trusts beneficially own at least 3% of the issued and outstanding shares of Common Stock, the Issuer’s Board of Directors will continue to nominate the Reporting Person or his designee as a director. The Reporting Person and the Trusts have agreed to vote all shares of Common Stock held by them in favor of each nominee for director nominated by the Issuer’s Board of Directors and appointed the Issuer as their proxy and attorney-in-fact in connection therewith.  Each of the Reporting Person and the Trusts has also agreed not to solicit proxies or advise or influence any third party with respect to the voting of shares of Common Stock, join in any demand for a special meeting of the Issuer’s stockholders or join or participate in a Section 13 group in connection with any of the foregoing.  The Voting Agreement shall terminate on the later of (a) the third anniversary and (b) the earlier to occur of (i) such date as the Reporting Person provides written notice to the Issuer that he no longer wants the Issuer’s Board of Directors to nominate him or his designee and (ii) such date as the Reporting Person and the Trusts no longer beneficially own at least 3% of the issued and outstanding shares of Common Stock.  The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

The Reporting Person intends to participate in and influence the affairs of the Issuer through his position on the Board of Directors of the Issuer and through the Trusts’ voting rights with respect to ownership of the Common Stock of the Issuer, subject to the terms of the Voting Agreement.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person, ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above and subject to the terms of the Lock-Up Agreement discussed above, the Reporting Person may dispose of all or a portion of his securities of the Issuer at any time.  The Reporting Person reserves the right to increase or decrease his holdings on such terms and at such times as he may decide.

Other than as described above or in Item 6 hereof, the Reporting Person does not have any plan or proposal relating to or that would result in:

(a)         the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)            any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           Due to his relationships with the Trusts, the Reporting Person may be deemed to beneficially own, in the aggregate, 1,933,689 shares of Common Stock by virtue of the Trusts’ ownership of such shares of Common Stock. Accordingly, the Reporting Person may be deemed to beneficially own shares of Common Stock representing approximately 5.4% of the outstanding Common Stock, based on 36,075,207 shares of Common Stock assumed to be outstanding (calculated by adding (i) 33,939,000 shares of Common Stock outstanding as of October 16, 2015 as represented by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, filed with the Securities and Exchange Commission on October 21, 2015 plus (ii) 2,136,207 shares of Common Stock issued as consideration to all NWS shareholders in connection with the Acquisition).

(b)           The Reporting Person is the trustee of The Larry D. Leinweber Trust.  The Reporting Person’s spouse, Claudia V. Babiarz, is the trustee of The Leinweber Trust FBO David L. Leinweber, The Leinweber Trust FBO Ashley H. Leinweber, the Trust For the Benefit of Ashley H. Leinweber, the Trust For the Benefit of Danica L. Treadwell, the Trust For the Benefit of David L. Leinweber and the Trust For the Benefit of Eric L. Leinweber.  As such, the Reporting Person or Ms. Babiarz has power to dispose of and to vote the shares of Common Stock beneficially owned by each such Trust.  By reason of the provisions of Rule 13d-3 under the Act, the Reporting Person and Ms. Babiarz may be deemed to beneficially own the shares beneficially owned by each Trust for which he or she serves as trustee.  Both the Reporting Person and Ms. Babiarz disclaim beneficial ownership of the shares of Common Stock owned by the Trust(s) for which they serve as trustee and this Schedule 13D shall not be deemed as an admission of beneficial ownership of the shares of Common Stock included herein.

By virtue of the Voting Agreement and the proxy granted to the Issuer thereby, the Issuer and the Reporting Person share voting power over, and the Reporting Person has sole dispositive power over, 1,486,437 shares of Common Stock held by The Larry D. Leinweber Trust, and the Issuer, Reporting Person and Ms. Babiarz share voting power over, and Ms. Babiarz has sole voting power over, 447,252 shares of Common Stock held by the Trusts for which Ms. Babiarz is the trustee.

(c)           Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Person.

(d)           Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Merger Agreement described further under Item 4 above, the Trusts received from the Issuer an aggregate of 1,933,689 shares of Common Stock and approximately $318.7 million in cash as consideration for their shares of capital stock of NWS in connection with the Acquisition.  The consideration includes 96,688 shares of Common Stock and approximately $15.9 million in cash held in escrow to cover potential closing date working capital adjustments and indemnification claims under the Merger Agreement, which shares and cash will be released from escrow on May 16, 2017 if not earlier released to the Issuer under the terms of the related escrow agreement. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the

Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2015 and incorporated herein by reference.

Pursuant to the terms of the Lock-up Agreement entered into in connection with the Acquisition, neither the Reporting Person nor the Trusts may sell, transfer or otherwise dispose of (a) any of their shares of Common Stock reported hereby until November 16, 2016 and (b) 50% of their shares of Common Stock reported hereby until November 16, 2017, in each case, without the prior written consent of the Issuer, except in the case of a charitable contribution or a transfer to (i) an immediate family member of the Reporting Person, (ii) by will or intestate or (iii) to any trust or other entity for estate planning purposes for the benefit of the Reporting Person or his immediate family.  The foregoing summary of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

The Trusts and the Reporting Person also entered into the Voting Agreement with the Issuer in connection with the Acquisition.  Pursuant to the Voting Agreement, the Issuer’s Board of Directors was increased from seven to eight members and the Issuer’s Board of Directors elected the Reporting Person to fill the vacancy created thereby.  So long as the Reporting Person and the Trusts beneficially own at least 3% of the issued and outstanding shares of Common Stock, the Issuer’s Board of Directors will continue to nominate the Reporting Person or his designee as a director. The Reporting Person and the Trusts have agreed to vote all shares of Common Stock held by them in favor of each nominee for director nominated by the Issuer’s Board of Directors and appointed the Issuer as their proxy and attorney-in-fact in connection therewith.  Each of the Reporting Person and the Trusts has also agreed not to solicit proxies or advise or influence any third party with respect to the voting of shares of Common Stock, join in any demand for a special meeting of the Issuer’s stockholders or join or participate in a Section 13 group in connection with any of the foregoing.  The Voting Agreement shall terminate on the later of (a) the third anniversary and (b) the earlier to occur of (i) such date as the Reporting Person provides written notice to the Issuer that he no longer wants the Issuer’s Board of Directors to nominate him or his designee and (ii) such date as the Reporting Person and the Trusts no longer beneficially own at least 3% of the issued and outstanding shares of Common Stock.  The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1	Lock-up Agreement.
Exhibit 2	Voting Agreement.
Exhibit 3	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

LARRY D. LEINWEBER
/s/ Larry D. Leinweber
Larry D. Leinweber, individually